EXHIBIT 99.1

COMPANY CONTACTS:
                                    Jay S. Hennick
                                    Founder & CEO

                                    D. Scott Patterson
                                    President & COO

                                    John B. Friedrichsen
                                    Senior Vice President & CFO
                                    (416) 960-9500

FOR IMMEDIATE RELEASE
FirstService announces filing of Preliminary Prospectus by Resolve Business Outsourcing Income Fund

TORONTO, CANADA - February 14, 2006- FirstService Corporation (NASDAQ: FSRV) announced today that Resolve Business Outsourcing Income Fund (the “Fund”) has filed a preliminary prospectus for an initial public offering of units in Canada. The Fund will use the proceeds of the offering to acquire Resolve Corporation and its subsidiaries (collectively “Resolve”) from FirstService. Concurrently, the Fund will acquire CSRS Holdings Ltd. (“CSRS”) from its investor group. After giving effect to the offering, FirstService, the CSRS investor group, and senior management, expect to retain a significant minority interest in the combined business.

The offering of the Fund’s units to the public in Canada will be made under a prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada. The Units of the Fund have not been nor will be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”). Accordingly, the Units may not be offered, sold or delivered within the United States, absent registration or pursuant to a transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States. This statement does not constitute an offer to sell or solicitation of an offer to buy any of the Units in the United States.It is expected that later this month the Fund will file an amended and restated preliminary prospectus containing additional information.